FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November  2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November  16, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 16, 2005	NEWS RELEASE 05-22	MAE - TSX MNG-AMEX

NIRB Schedules Final Public Hearings for review of Proposed Doris North Project at Hope Bay

VANCOUVER — Miramar Mining Corporation today announced the Nunavut Impact Review Board (NIRB) has scheduled final public hearings to consider the Doris North Project. The hearings are scheduled for the week of January 30 to February 3, 2006 and will be held in Cambridge Bay, Nunavut.

Miramar filed a Final Environmental Impact Statement (FEIS) for the Doris North Project with NIRB on October 31, 2005. The FEIS has been delivered to all intervening agencies who have been directed by NIRB to complete a review the FEIS within 60 days. After this review, the public hearings will occur.

“These hearings represent the culmination of efforts put forth by all involved to consider the merits of the Doris North Project,” said Tony Walsh, Miramar’s President & CEO. “Over the past months, Miramar and the various intervening agencies have worked to ensure that NIRB has been provided with appropriate information to make a recommendation about the Doris North project. The final hearings are the last step in what we believe to have been a very collegial NIRB process.”

After the hearings, if Miramar obtains a positive NIRB recommendation on the project and the Minister of Indian and Northern Affairs Canada (INAC) agrees that the project should move to the next step, Miramar would then enter the regulatory phase of the permitting process. This would include the concurrent filing of applications for various licences and permits for the project.

Miramar also announced earlier today that the world’s largest gold mining company, Newmont mining, will take a significant position in the company. Miramar views this investment by Newmont as a vote of confidence, not only in the Hope Bay project, but also in Nunavut as a mining territory.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt, the largest undeveloped gold belt in Canada. In order to achieve this goal, while minimizing potential risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar’s goal is then to extend and expand production levels by developing through phase 2 & 3, the rest of Doris, Boston and Madrid.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to the NIRB hearings scheduled for 2006, Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates, “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, changes in the timing of the NIRB hearing, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com